UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Announcement of positive topline results from Part A of Phase I/II trial of MRx-4DP0004 for the threatment of asthma

On December 13, 2021, 4D pharma plc (the “Company”) issued a press release to announce the positive topline results from Part A of its Phase I/II clinical trial of MRx-4DP0004, an orally-delivered single strain Live Biotherapeutic being developed for the treatment of asthma.

The Phase I/II trial is a multi-center, double-blind, placebo-controlled study in patients with partly controlled asthma taking long-term medication. The primary endpoint of Part A was to evaluate the safety and tolerability of MRx-4DP0004 with secondary endpoints evaluating clinical activity.

Part A met the primary endpoint and the safety profile of MRx-4DP0004 was comparable to placebo. No serious adverse events (SAEs) related to treatment were reported.

In addition, MRx-4DP0004 generated promising signals of clinical activity, which support progression into Part B of the study. Part B is expected to enroll up to 90 patients, informed by the clinical signals identified in Part A.

Trial overview and Topline Results from Part A

Part A enrolled 34 patients, randomized 1:1 to receive oral MRx-4DP0004 or placebo twice daily for 12 weeks, in addition to their usual maintenance therapy of inhaled corticosteroids (ICS) with or without long-acting beta agonist (LABA). 29 patients were evaluable for secondary endpoints of clinical activity. Part A of the study was not powered for statistical significance.

● MRx-4DP0004 achieved the primary endpoint of safety and tolerability in combination with ICS and LABA.

● The safety profile of MRx-4DP0004 was comparable to placebo and no serious adverse events (SAEs) related to treatment were reported.

● A greater proportion of patients receiving MRx-4DP0004 reduced their dependence on short-acting beta agonist (SABA) rescue medication compared to placebo. Reduced SABA use is a key indicator of improved asthma control.

● A greater proportion of patients receiving MRx-4DP0004 had a clinically meaningful increase in Asthma Quality of Life Questionnaire (AQLQ) scores of ≥0.5 at end of treatment, compared to placebo.

● MRx-4DP0004 achieved a greater mean change from baseline in ACQ-6 score than placebo at end of treatment. ACQ-6 is a well-established and widely used scale to measure asthma control.

● In addition, at end of treatment, a greater proportion of patients receiving MRx-4DP0004 experienced clinically meaningful reductions from baseline in ACQ-6 scores of ≥0.5, than in the placebo arm

● Two of 16 patients randomized to placebo experienced asthma exacerbations, compared to one of 18 patients randomized to MRx-4DP0004.

About MRx-4DP0004

MRx-4DP0004 is an oral, immunomodulatory, single strain Live Biotherapeutic product. 4D pharma has demonstrated MRx-4DP0004’s ability to reduce airway inflammation in a pre-clinical model of severe asthma. This is achieved through a concurrent reduction in both neutrophilic and eosinophilic infiltration and inflammation. MRx-4DP0004 is currently being evaluated in a two-part, randomized, double-blinded, placebo-controlled study evaluating the safety and tolerability of MRx-4DP0004 in patients with partly controlled asthma (Clinical Trial identifier: NCT03851250).

About Asthma

Asthma is an inflammatory disease of the lungs characterized by recurring symptoms, reversible airflow obstruction, and bronchospasm. Asthma affects 300 million people globally. Between 5-10% of asthma patients have the severe form of the disease, which is refractory to steroid treatment and cannot be controlled with high-intensity treatments and accounts for more than 50% of asthma associated healthcare costs. There is a growing body of evidence linking the gut microbiome to the development of asthma. The global asthma therapeutics market is projected to reach $23.1 billion by 2023.

In severe asthma, airway inflammation can be predominantly eosinophilic, neutrophilic or mixed. Whilst a number of biologics have recently been approved to treat patients with eosinophilic disease, there are currently no approved therapies for patients who present with a neutrophilic phenotype.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: December 14, 2021	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated December 13, 2021.